November 27, 2018

Rick Pauls
President and Chief Executive Officer
DiaMedica Therapeutics Inc.
2 Carlson Parkway, Suite 260
Minneapolis, Minnesota 55447

       Re: DiaMedica Therapeutics Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed November 27, 2018
           File No. 333-228313

Dear Mr. Pauls:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed November 27, 2018

Report of Independent Registered Public Accounting Firm, page F-2

1. Please explain why this report does not address the share consolidation effective
       November 15, 2018, whereby all share and per share amounts were retroactively restated.


Notes to Condensed Consolidated Financial Statements
12. License and Collaboration Agreement with Related Party , page F-34

2. You disclose that under the Ahon Pharma license and collaboration agreement you are entitled to receive a non-refundable upfront payment of $5.0 million; however, it appears that you have only received $500,000 of this amount and the remaining $4.5 million is due upon "regulatory clearance to initiate a clinical trial in China." It would appear that the
 Rick Pauls
DiaMedica Therapeutics Inc.
November 27, 2018
Page 2
      $4.5 million payment is more akin to a milestone payment and therefore it is unclear why you would characterize it as part of the overall non-refundable upfront payment. Please revise to clarify. Please also disclose how this $4.5 million payment and other milestone payments were considered in determining your transaction price and the extent to which such variable consideration was constrained.
        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-
3426 if you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameRick Pauls
                                                           Division of
Corporation Finance
Comapany NameDiaMedica Therapeutics Inc.
                                                           Office of Healthcare
& Insurance
November 27, 2018 Page 2
cc:       Amy Culbert - Fox Rothschild LLP
FirstName LastName